U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 5)


                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)


          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


       Date of Report (DATE OF EARLIEST EVENT REPORTED) December 12, 2006


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5


                                  SCHEDULE 13D

CUSIP No. 87163M10 1

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nostrum Pharmaceuticals, Inc.
      51-0365768

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only



4.    Source of Funds

      OO

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      Delaware, USA

Number of              7.    Sole Voting Power
Shares
Beneficially                 None
Owned by Each
Reporting              8.    Shared Voting Power
Person With
                             10,661,000

                       9.    Sole Dispositive Power

                             None

                       10.   Shared Dispositive Power

                             10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      40.93%


14.   Type of Reporting Person

      CO

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                                                                     Page 3 of 5


                                  SCHEDULE 13D

CUSIP No. 87163M10 1

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nirmal V. Mulye, Ph.D.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only



4.    Source of Funds

      OO

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

            United States

Number of              7.    Sole Voting Power
Shares
Beneficially                 None
Owned by Each
Reporting              8.    Shared Voting Power*
Person With
                             10,661,000

                       9.    Sole Dispositive Power

                             None

                       10.   Shared Dispositive Power*

                             10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person*

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      40.93%

14.   Type of Reporting Person

      IN

---------------
* All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Mr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.

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                                                                     Page 4 of 5


Item 4. Purpose of Transaction.

Nostrum Pharmaceuticals, Inc ("Nostrum") and Nirmal Mulye ("Mulye") wish to respond to (i) the Form 8-K Report that the Company filed on December 14, 2006 purporting to address statements made in an unspecified prior amendment to their
Schedule 13D, but which they assume to be Amendment No. 4 filed on November 20, 2006 ("Nostrum's Amended 13D"), and Amendment No. 1 to Schedule 13D filed on November 16, 2006 by Maneesh Pharmaceuticals Pvt., Ltd. and Vinay R. Sapte (the "Maneesh 13D Amendment") and (ii) the Form 8-K Report that the Company filed on December 8, 2006 regarding the status of its development plans with regard to the four products that are the subject of a preliminary injunction that the United States District Court for the Southern District of New York issued on December 6, 2006 in the proceeding the Company filed against Nostrum (the "Injunction Proceeding") enjoining Nostrum, pending the outcome of a hearing to be held on January 31, 2007, from terminating the Technology License Agreement dated as of March 16, 2005, as amended, between the Company and Nostrum (the "Technology License Agreement") with respect to the four specified products referred to in the 8-K Report dated December 8, 2006, directing that the Company post a bond in the amount of $100,000, and otherwise denying the Company's motion (collectively the "8-K Reports").

Both of the Company's 8-K Reports contain material misleading statements regarding Nostrum's and Mulye's position regarding the present and future management of the Company; the status of the Company's ability to proceed with its drug development plan and its filing of potential ANDAs with the FDA; and the status of the legal proceedings between Nostrum and the Company.

First, Nostrum and Mulye substantially dispute the Company's various express and implied assertions that it has the ability, subject to its current management team headed by Ronald H. Lane and the CEO of its Kirk Pharmaceuticals subsidiary, Steve Getraer, to manage the Company's affairs and to proceed with its drug development plan with regard to any products that may be covered under the Technology License Agreement. Dr. Lane testified in the Injunction Proceeding that he does not have the competency to develop pharmaceutical products. Based on Mr. Getraer's background (as described in the 8-K Reports), Nostrum and Mulye believe that Mr. Getraer likewise does not have the competency or experience to develop or manage the development of generic or "505(b)(2)" drug products. In the Injunction Proceeding, the Court limited the injunction to only four licensed products, thus permitting Nostrum, as it did on December 11, 2006, to terminate the Technology License Agreement as applied to five other products due to the Company's substantial and continuing failure to comply with its monetary and other material obligations thereunder. Moreover, the Court specifically stated that, while the Company satisfied other elements for the preliminary injunctive relief granted, the Company "had not satisfied its burden of showing that it was likely to succeed on the merits of its claims and defenses". In November 2006, the Company terminated the Vice President-Technical Operations of its Synovics Laboratories subsidiary, Theodore Miro, who, according to the Company's Form 8-K Report filed May 19, 2006, was to "lead in the development of [the Company's] drug pipeline and [to] interface with [Kirk] in the development and manufacture of the [the Company's] products." On December 18, 2006, Mulye, the Company's Chief Scientific Officer, was advised that Dr. Lane and Mr. Getraer had informed the product development staff of Kirk's sister subsidiary Andapharm that they should no longer communicate with Nostrum, which they interpreted to include Mulye, Nostrum's president.

Second, contrary to the false and misleading statements contained in the 8-K Reports, neither Nostrum nor Mulye has engaged in any "campaign of misinformation" with the "intent of intimidating the [Company's] management and board of directors." The Company actually cites to no statement in Nostrum's Amended 13D or elsewhere that it claims to be intentionally or otherwise false or incomplete. Moreover, the recent events referred to above show that the Company's current management, not Nostrum and Mulye, have sought to terminate or disassociate its own senior technical personnel and the product licensor (Nostrum) from the process of developing drug products under the Technology License Agreement. Given that Dr. Lane and Mr. Getraer admittedly do not have the competency to develop the licensed products, Nostrum and Mulye seriously question who is in charge of the Company's research and development functions. Further, in view of Dr. Lane's inability to obtain adequate funding for the Company's research and development functions, Nostrum and Mulye also question his competency to continue to serve as the chief executive officer of the Company.

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                                                                     Page 5 of 5


Nostrum and Mulye have adequately set forth in Nostrum's Amended 13D their position regarding the Maneesh 13D Amendment and their position concerning a change in the Company's management. In the light of the Company's curious and substantial misconstruction of those positions set forth in the 8-K Reports, Nostrum and Mulye refer to the text of Nostrum's Amended 13D for a full statement of their positions.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

By letters dated December 11, 2006 and delivered to the Company on December 12, 2006, Nostrum terminated the Technology License Agreement with respect to five products developed by Nostrum utilizing Nostrum's technology. As stated in Nostrum's termination letters, the Company has failed to cure its breach of various material obligations under the Technology License Agreement identified in Nostrum's letters to the Company dated September 25, 2006.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2006

                                          NOSTRUM PHARMACEUTICALS, INC.


                                          By: /s/ Nirmal V. Mulye
                                              ----------------------------------
                                              Name:  Nirmal V. Mulye, Ph.D.
                                              Title: President


                                              /s/ Nirmal V. Mulye
                                              ----------------------------------
                                              NIRMAL V. MULYE, Ph.D.